EXHIBIT 99.30
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                                  PRESS RELEASE
     VERMILION ENERGY TRUST ANNOUNCES ACQUISITION OF NETHERLANDS PRODUCTION
                                FEBRUARY 19, 2004


Vermilion Energy Trust ("Vermilion" or the "Trust") (TSX-VET.UN) announced today the signing of an agreement to purchase 5,900 boe/d of production, 14.3 mmboe of proven (P90) reserves and 17.4 mmboe of proven plus probable (P50) reserves in the Netherlands by its wholly-owned subsidiary, Vermilion Oil & Gas Netherlands B.V. ("Vermilion Netherlands") for (a)48.3 million (Cdn$80.5 million) effective January 1, 2004. The transaction is subject to normal government and regulatory approvals and is expected to close on or before May 1, 2004. Standard purchase adjustments to be made at closing (cash flow received by the vendor over the first four months of 2004 net of interest on the purchase price) are estimated to be Cdn$12 million in favour of Vermilion. These properties are expected to generate incremental cash flow to Vermilion of approximately Cdn$25 million for the last eight months of 2004.

Acquisition Highlights

Vermilion is acquiring production at Cdn$13,644 per flowing barrel, Cdn$5.62 per boe of proven (P90) reserves and Cdn$4.63 per boe of proven plus probable (P50) reserves. Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, evaluated the reserves using new NI 51-101 standards. The estimated reserve life index (P50) of these properties is over eight years. On a combined basis with Vermilion's existing reserves effective January 1, 2004, the reserve life index of the Trust is 10.5 years (P50). The proposed transaction will increase the Trust's reserves per unit by more than 20% and will increase 2004 cash flow per unit basis by approximately 20%. The transaction will be financed entirely through Vermilion's existing credit facility. Following the acquisition, Vermilion's debt will total approximately Cdn$210 million or less than 1.5 times annualized cash flow.

Benefits to Unitholders

The transaction will replace over two times the volumes produced by the Trust in 2003 and will increase Vermilion's 2004 production base after the transaction closes by more than 25%. The Trust's gas production will climb from 42% to 57% of total production and the deal will provide significant exposure to European gas markets. Vermilion believes the transaction will enhance the Trust's ability to deliver stable distributions to unit holders, while further strengthening the asset base.

Property Description

The acquisition includes seven production licences with working interests ranging from 42% to 93%, all of which will be operated by Vermilion Netherlands; three state-of-the-art processing facilities with an extensive gas gathering system; and a shallow, near-shore production platform. The Netherlands properties are expected to produce a net 35 mmcf/d of sales gas from 50 producing wells with an average estimated decline rate of 15%. The primary producing horizons include the Cretaceous and Permian reservoirs, with well depths ranging from 1,900 to 2,300 metres. These licenses cover over 445,000 acres and include a number of exploration and development prospects. Most of the lands are covered by 3D seismic. As part of the transaction, Vermilion has agreed to participate in the drilling of an offshore well if the well receives regulatory approval. This delineation well is testing a separate structure adjacent to the Zuidwal gas field.


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Gas Marketing Arrangements

The natural gas produced from the acquired properties is contracted for the life of the reserves to a domestic distributor. Gas pricing is energy based, referenced off alternate fuel sources. The expected price range for this gas in 2004 is between Cdn$5.00 and Cdn$5.50 per mcf.

Attractive Netbacks

For 2004, market prices for this gas are budgeted to average over Cdn$5.00 per mcf. No royalties are payable on this production and direct operating costs associated with the assets are projected to be approximately Cdn$6.50 per boe in 2004. Vermilion anticipates that the effective income tax rate will be approximately 15% over the life of the assets. The operating netback is budgeted at Cdn$23.70 per boe. Cash taxes for 2004 are expected to be Cdn$3.90/boe while general administrative costs will be in the order of Cdn$1.20/boe.

A comparison of the budgeted 2004 netbacks for the Trust's operations in Canada, France and the Netherlands is shown below. Based on the pricing assumptions shown, this comparison illustrates the attractive netbacks in the Netherlands relative to our existing operations.

                                     CANADA          FRANCE        NETHERLANDS
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Revenue, Cdn$/boe                    $31.51          $27.93             $30.20
Royalties                            $(8.37)         $(4.37)            $(0.00)
Operating costs                      $(5.81)         $(7.18)            $(6.50)
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Operating Netback                    $17.33          $16.38             $23.70
G&A                                  $(1.86)         $(0.63)            $(1.20)
Taxes                                $(0.17)         $(1.93)            $(3.90)
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Cash Flow (After Tax)                $15.30          $13.82             $18.60

Commodity Price and              Oil: WTI, US$26.50/bbl     Brent, US$25.00/bbl
                                 Gas: AECO, Cdn$5.00/mcf
Foreign Exchange Assumptions     CAD/US $0.75               CAD/(a)$0.64

Organizational Structure

Vermilion Netherlands plans to set up a regional office at its Harlingen, Netherlands facility with a full complement of in-country employees to manage its new operations. To ensure a smooth transfer of operations, Vermilion Netherlands has also entered into a transitional arrangement with the vendor. The Company expects to assume full control of activities prior to year-end.

Strategic Pursuit of Value

The proposed acquisition will expand the Trust's opportunity base in Western Europe, reinforcing Vermilion's vision to be recognized as the premier Canadian based international energy trust. The transaction also reflects Vermilion's continuous efforts to add high quality properties at a reasonable cost. Vermilion Netherlands will assume full operatorship of these properties, consistent with the Trust's stated objectives, which will facilitate the control of capital and operating costs. The Trust believes it will be able to minimize production decline from these properties through the use of production optimization efforts and, longer term, through future drilling. The proposed acquisition of these high quality, high netback assets at an attractive price demonstrates the advantage of Vermilion's commitment to a geographically diverse, value-driven approach. The transaction will further enhance our role as a competitive producer in Western Europe. Following this transaction, 45% of Vermilion's production will be sourced from European operations with the balance in Western Canada.


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Vermilion is an international energy trust that benefits from geographically diverse production. The Trust also holds a 72.2% interest in Aventura Energy Inc., a Trinidad-based operation. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders.

For further information contact:

Lorenzo Donadeo, President & CEO
Curtis W. Hicks, VP Finance & CFO
or Paul Beique, Director, Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com